UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2026

Commission file number: 001-41482

Nexera Technologies Ltd

(Translation of registrant’s name into English)

7 Mezada St.
Bnei Brak, Israel 5126112
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

CONTENTS

Reverse Split

On July 24, 2026, Nexera Technologies Ltd (the “Company”) announced that it will effect a reverse share split of the Company’s ordinary shares, no par value (the “Ordinary Shares”) at a ratio of 1-for-11, such that each eleven (11) Ordinary Shares shall be consolidated into one (1) Ordinary Share (the “Reverse Split”). The Reverse Split will be effective as of July 31, 2026, and the Ordinary Shares will begin trading on a post-split basis on the Nasdaq Capital Market beginning at the market open on Friday, July 31, 2026.

Following the implementation of the Reverse Split, the Company’s authorized share capital will remain unchanged. The Reverse Split will adjust the number of issued and outstanding Ordinary Shares from 6,132,100 Ordinary Shares to approximately 557,464 Ordinary Shares (subject to any further adjustments based on the treatment of fractional shares).

No fractional Ordinary Shares will be issued as a result of the Reverse Split. All fractional Ordinary Shares will be rounded up to the nearest whole Ordinary Share, at the DTC participant level. In addition, a proportionate adjustment will be made to the per share exercise price and the number of shares issuable upon the exercise of all outstanding warrants and options entitling the holders to purchase Ordinary Shares. The new CUSIP number for the Ordinary Shares will be M61472 169. The trading symbol “NEXRW” and CUSIP number (M61472110) for the Company’s public warrants will remain unchanged following the Reverse Split.

Adjustments to Exercise Price

The Company hereby updates that pursuant to Section 2(a) of the Series A Warrants issued on January 29, 2024 (the “Series A Warrants”), Section 2(a) of the warrants issued on June 9, 2026, in the Company’s private placement (the “June 2026 PIPE Warrants”), and Section 2(a) of the warrant issued on June 18, 2026, in connection with a convertible promissory note (the “June 2026 Note Warrant”), effective as of July 21, 2026, the exercise price per each whole Ordinary Share issuable upon exercise of the outstanding Series A Warrants, the June 2026 PIPE Warrants and the June 2026 Note Warrant was adjusted to $0.372944 (subject to any further adjustment as provided therein). No other changes, adjustments or modifications were made to the Series A Warrants, June 2026 PIPE Warrants or the June 2026 Note Warrant.

Incorporation by Reference

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form F-3 (File No. 333-277188, File No. 333-262835, File No. 333-283848, File No. 333-283904, File No. 333-285030, File No. 333-287341, File No. 333-293607, File No. 333-295999 and File No. 333-296968) and Registration Statements on Form S-8 (File No. 333-269119, File No. 333-280459, File No. 333-291322 and File No. 333-295195), to be a part thereof from the date on which this Form 6-K is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nexera Technologies Ltd

Date: July 24, 2026	By:	/s/ Ronen Zalayet
Ronen Zalayet
Chief Financial Officer

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